U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 14 September 2009
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
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T Rule 101(b)(1): ____
Note
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
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: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not
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event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures
: Financial results for the year ended 30 June 2009

SASOL LIMITED
Company registration number: 1979/003231/06,
incorporated in the Republic of South Africa
JSE NYSE
Share code: SOL SSL
ISIN code: ZAE000006896 US8038663006
FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2009
Delivering results in uncertain times
• cash generated by operating activities of R48 billion
• excluding once-off charges, operating profit maintained
• headline earnings per share down 33% to R25,42
• oil hedge cushions impact of sharp decline in oil prices
• deleveraged balance sheet positions company well to fund growth
• overall group production volumes up
• Oryx and Arya Sasol plants performing successfully
• growth projects remain on course
Overview
Chief Executive, Pat Davies says:
“Our deleveraged balance sheet and strong cash flows continue to serve the group well in weathering the storm and in funding our prioritised growth programme in tough credit markets. The global economic recession created opportunities for us to examine all our operations. Our response has, for instance, resulted in
significant working capital improvements across our businesses, positively impacting the group’s cash position. This, together with our focus on efficiency and operational improvements is enhancing the group’s competitiveness. Our growth strategy
remains unchanged and, despite the economic crisis, we have many opportunities which will provide for long-term, sustainable
growth. We have acted swiftly to improve competition law
compliance and will have completed our comprehensive group-wide review by December 2009.”
The global economic impacts and consequent weakening in the
market for our products affected our results. Earnings
attributable to shareholders for the year ended 30 June 2009 decreased by 39% to R13,6 billion from R22,4 billion in the
previous financial year, while earnings per share and headline earnings per share decreased by 39% to R22,90 and by 33% to
R25,42, respectively, compared to the prior year.

Operating profit of R24,7 billion declined by 27% compared to the previous financial year. Operating profit was negatively impacted by lower average crude oil prices (average dated Brent was
US$68,14/barrel in 2009 compared to US$95,51/barrel in 2008) and chemical product prices, partially offset by a 24% weaker average rand/US dollar exchange rate (R9,04/US$ in 2009 compared to
R7,30/US$ in 2008). The average oil price achieved during the year was cushioned by the effect of the oil hedges during the year which resulted in a realised gain of R5 056 million. The decrease in operating profit was further impacted by large once-
off charges including competition related fines of R3 947
million, the Escravos gas-to-liquids (EGTL) provision of R1 280 million and the Inzalo share-based payment expense of R3 202 million. Excluding the impact of once-off charges, operating profit was maintained.
The increase in the effective tax rate is as a result of the competition related fines and the share-based payment expenses which are not deductible for tax purposes.
The increase in cash fixed costs , excluding the effects of once-
off costs and growth initiatives, at 16% is well above
inflationary levels. This increase resulted mainly due to the negative impact of a weaker exchange rate on our costs and the abnormal increase in electricity costs at our South African
operations. Whilst we are able to generate nearly a third of our electricity requirements, the South African state owned
electricity provider, Eskom, increased average annual electricity tariffs by 27,5% in June 2008.
Cash of R48,2 billion generated by operating activities
represents a 39% increase compared to the previous financial year. The increase is mainly due to significant working capital improvements.
Chief Financial Officer, Christine Ramon says:
“Our strong cash position was enhanced by the cash conservation approach instituted last October at the onset of the global
economic crisis. We have reprioritised capital expenditure for the next two years to about R15 billion per annum. We continue to maintain a flexible approach to our capital expenditure
programme, ensuring that our pipeline of growth projects is not affected, and our investment in growth continues unabated.

Signs of economic recovery are visible with improved market
sentiment reflected in the uptick in oil and product prices.
However, we remain cautious on the shorter term outlook for oil prices and product prices and continue to plan prudently for an extended period of global economic recovery.”
Sustained performance from our existing businesses
South African energy cluster
Sasol Mining – increased turnover despite lower sales volumes
Operating profit of R1 593 million was 14% higher than the
previous year. While turnover increased due to higher coal prices achieved in the first half of the year, this was partially offset by lower sales volumes to Sasol Synfuels and to the coal export market coupled with higher operating costs per unit in light of lower production volumes.
Sasol Gas – stable sales volumes at higher gas prices
Operating profit increased by 36% to R2 424 million compared to the previous year as a result of higher gas prices and stable sales volumes. Higher cash fixed costs were experienced due to a focus on safety initiatives and preparation for the commissioning of a new compressor station at Komatipoort.
Sasol Synfuels – increased operating profit despite lower
production volumes
Sasol Synfuels’ operating profits increased by 30% to R25 188 million, despite 4,1% lower production volumes compared to the previous year as a result of instability in key plants. The
increase in profits resulting from weaker exchange rates was, however, partially offset by lower average oil prices and
significant feedstock price escalations. Included in the
operating profit is a gain of R4 904 million relating to the oil hedge.
Sasol Oil – declining product prices resulting in losses
Sasol Oil recorded an operating loss of R351 million compared to an operating profit of R5 507 million for the prior year as a result of the steep decline in product prices on the back of fast falling crude oil prices. This resulted in negative stock effects and pressure on refining margins during the first half of the year. Improved performance in the latter part of the year did not fully offset the earlier losses.

International energy cluster
Sasol Synfuels International (SSI) – successful production ramp up of Oryx GTL plant
SSI reflected an operating loss of R235 million compared to an operating loss of R621 million in the previous year. This
improvement was mainly due to the successful ramp up in
production of the Oryx gas-to-liquids (GTL) plant, offset by higher study costs to assess the commercial viability of a number of opportunities together with a loss of R771 million realised on the reduction of our economic interest in the EGTL project.
Following negotiations with Chevron Nigeria Limited, Sasol
reduced its economic interest from 37,5% to 10% for which a
consideration of R3 486 million (US$360 million) was received.
Due to uncertainties that have recently arisen from the fiscal arrangements for the project, management reassessed the impact on its commitments relating to the project. This resulted in a
provision of R1 280 million being recognised. Sasol’s retained
10% economic interest in EGTL is now recognised as an investment in an associate.
Production at the Oryx GTL plant in Qatar increased steadily and the average daily production more than doubled since the previous year.
Sasol Petroleum International (SPI) – increasing upstream
capacity
Operating profit increased by 11% to R1 115 million compared to the previous year, mainly due to higher sales volumes and the weakening of the rand/US dollar exchange rate. Gas production levels in Mozambique were maintained, while oil and condensate production levels increased slightly compared to the prior year.
During the year, SPI extended its global footprint and made
entries into Papua New Guinea and Australia. With the
commissioning of the Pande gas field in Mozambique as well as the execution of a second gas sales agreement, SPI achieved a 5 year average proved reserve replacement ratio of 167%.
Chemical cluster
Sasol Polymers – positive contribution from offshore operations
Operating profit decreased by 37% to R946 million compared to the previous year, mainly due to the sharp decline in polymer sales prices in the latter part of the year. The resulting margin
squeeze was partially offset by additional production volumes at
Arya Sasol Polymers plants, which made a positive contribution to our operating profit.

Sasol Solvents – lower sales volumes and margins
Operating profit decreased by 79% to R495 million compared to the previous year due to reduced sales volumes following market-
related cutbacks in production. Sales prices and, to a lesser extent, margins were lower in the second half, than in the first half of the year.
Sasol Olefins & Surfactants (Sasol O&S) – inventory revaluations leads to operating loss
Sasol O&S reported an operating loss of R160 million compared to an operating profit of R1 512 million for the previous year, mainly as a result of the revaluation of inventory at lower
international product prices. In addition, the business
experienced reduced sales volumes and margins due to the economic downturn, especially in the global automotive and construction sectors. Sasol O&S’s turnaround and restructuring is well on track and has already positioned the business to better respond to the economic downturn.
Other chemical businesses – competition related penalties,
reduced sales volumes and inventory revaluations result in
operating losses
Other chemical businesses recorded an operating loss of R3 525 million compared to an operating profit of R1 200 million for the previous year due to the European Commission fine on Sasol Wax
GmbH of R3 678 million (€318,2 million) and the adm inistrative penalty payable by Sasol Nitro to the South African Competition
Commission of R251 million. Additionally, an amount of R242
million is provided for the closure of the Sasol Nitro Phalaborwa and Polyfos operations. Excluding these once-off items, operating profit decreased by 44% compared to the previous year resulting from reduced sales volumes and inventory revaluations.
Competition law compliance
As announced previously, we initiated a comprehensive group-wide competition law compliance review in July 2008, which is still ongoing. We will, in the course of conducting these reviews, adopt appropriate remedial and/or mitigating steps and make
disclosures on material findings as and when appropriate.

The competition law compliance review has revealed and may still reveal competition law contraventions or potential contraventions in respect of which we have taken or will take appropriate
remedial and/or mitigating steps including lodging leniency
applications. Additionally, we have reached a settlement
agreement with the Competition Commission in respect of
previously disclosed matters pertaining to Sasol Nitro.
The South African Competition Commission is conducting
investigations into the South African piped gas, petroleum, wax and polymer industries. We continue to interact and co-operate with the Competition Commission in respect of the subject matter of the leniency applications as well as in the areas that are subject to Competition Commission investigations. The company is continuing to evaluate and enhance its legal compliance controls mainly by way of the competition law compliance review. To the extent appropriate, further announcements will be made in future.
Sustaining Sasol into the future
Pursuing sustainable development opportunities remains a focus area for Sasol:
• The recordable case rate for employees and service providers, including injuries and illnesses, was 0,54 at 30 June 2009
compared to 0,50 at 30 June 2008.
• We have updated our challenging targets to reduce our carbon dioxide (CO2) emissions. Existing operations will emit 15% less
CO2 per unit of production by 2020 than they did in 2005. New coal-to-liquids (CTL) plants will emit 20% less CO2 by 2020 and
30% less by 2030 than the average 2005 CTL design baseline.
• We regularly review the group’s long-term (i.e. towards 2050)
absolute green house gas (GHG) emission targets, as developments in the global climate change arena take place. Such targets are also contingent on technological advances, such as carbon capture and storage (CCS), increased utilisation of renewable energy as well as developments in the regulatory and fiscal environments in which we operate.
• The first phase of the Sasol Mining black economic empowerment
(BEE) strategy received a setback when a notice of intention to withdraw from the Igoda transaction was given by our partner,
Exxaro Coal Mpumalanga. Sasol Mining is actively pursuing
alternatives to ensure that its BEE strategy remains intact.

Sasol Mining remains in compliance with the Mining Charter and will be compliant with the Charter by 2014.
Growth projects achieving objectives
Our flexible approach to our capital expenditure programme allows us to continuously reprioritise and ensure that our pipeline of growth projects is advanced.
• Our feasibility study into a CTL plant in China is progressing according to schedule.
• In April 2009, SSI signed a heads of agreement for the possible construction of a 1,3 million tonnes per annum GTL plant in
Uzbekistan with our partners, Uzbekneftegaz and Petronas.
• In India, the SSI and Tata joint venture for a CTL facility has progressed to the pre-feasibility stage following the award of a coal block in the eastern state of Orissa.
• Gas production capacity in Mozambique has increased with SPI’s commissioning of the onshore Pande gas field, and we are well on track to increase the capacity of our upstream production
facilities from 120 to 183 million giga joules per annum.
• In Gabon, SPI’s Ebouri offshore oil field was successfully commissioned.
• Preparatory work for phase one of the Sasol Synfuels
progressive expansion project in South Africa, the Secunda Growth
Programme, is progressing. Phase one, based on natural gas, is expected to increase production by 3% by 2012 and will improve energy efficiency through internal electricity generation
capacity increasing by 33%.
• In South Africa, Project Mafutha is scheduled to start bulk sample mining before the end of the 2009 calendar year in order to commence large scale gasification trials in one of Sasol
Synfuels’ gasifiers. The environmental impact study is scheduled to start in the third quarter of the 2009 calendar year.
• Sasol Wax to continue with basic engineering and environmental approvals for the project to double hard wax production at our
Sasolburg facilities in South Africa.

Cash conservation contributes to deleveraged balance sheet
The deleveraged balance sheet reflected an under-geared position of 1,2% at 30 June 2009 compared to a gearing level of 20,5% at
30 June 2008. This resulted from our cash conservation drive, the suspension of the share repurchase programme and capital
prioritisation. A low level of gearing is expected to be
maintained in the short-term, but we expect that it will return to within our targeted range of 20% to 40% in the medium to long term as a result of our large capital intensive growth programme.
During the current year, the company repurchased a total of 3 216
769 Sasol ordinary shares at an average price of R346,45 per share. Total shares repurchased since the inception of the
programme in March 2007 represents about 6,4% of the issued share capital at 30 June 2009, excluding the shares issued in terms of the Sasol Inzalo share transaction. During the period, 31 500 000 ordinary shares of the repurchased shares were cancelled for a total value of R7,9 billion. Sasol Investment Company (Pty)
Limited holds 8 809 886 Sasol ordinary shares. At the Annual
General Meeting of 28 November 2008, shareholders renewed the authority to buy back up to 4% of the issued share capital for a further 15 months.
Profit outlook* – reduction in earnings for the full 2010
financial year
The decline in global chemical markets seen in the second half of the year is expected to stabilise, although increasing feedstock costs are expected to have a negative impact on our chemical businesses. While there has been some recovery in the markets of late, the crude oil price and rand/US dollar exchange rate
remains volatile.
Taking into account the overall market conditions and our
assumptions in respect of crude oil and product prices which are expected to remain at levels seen in the latter part of the 2009 financial year, as well as the current levels of lower chemical product demand, an expected significantly stronger rand/US dollar exchange rate and some improvement in overall production volumes, the earnings for the 2010 financial year are expected to reflect a reduction compared to the 2009 financial year. The current volatility and uncertainty of global markets makes it difficult to be more precise in this outlook statement.

The board considered it prudent to declare the final dividend in line with our dividend policy and targeted earnings cover range of 2,5 times to 3,5 times given the volatility and uncertainty in the current economic climate in the interests of the company’s growth strategy and the preservation of long-term shareholder value. Accordingly, the dividend for the full 2009 financial year reflects the lower earnings achieved for the year. In future, we expect to maintain our dividend policy within the targeted range of 2,5 times to 3,5 times annual earnings cover.
*In accordance with standard practice, it is noted that this information has not been reviewed or reported on by the company’s auditors.
Acquisitions and disposals of businesses
In July 2008, Exel Petroleum (Pty) Limited acquired the remaining
50,1% of Exelem Aviation (Pty) Limited for a purchase
consideration of US$1,7 million.
With effect from 20 August 2008, Sasol Properties (Pty) Limited acquired accommodation for staffing for the Sasol Synfuels growth initiative for a purchase consideration of R17,3 million.
With effect from 23 December 2008, SSI reduced its interest in the Escravos GTL Project in Nigeria for a consideration of US$360 million, retaining a 10% interest.
On 24 December 2008, Sasol Group Services (Pty) Limited acquired a 40% interest in Thin Film Solar Technologies (Pty) Limited in
South Africa, for a purchase consideration of R40 million.
Subsequent events
On 9 July 2009, Mr C Beggs was appointed as a non-executive
director of Sasol Limited as well as a member of the Audit
Committee.
On 15 July 2009, Sasol signed a joint venture agreement with
Uzbekneftegaz, the natural oil and gas company of Uzbekistan, and
Petronas of Malaysia, and launched a feasibility study for the development and implementation of a GTL project in Uzbekistan.

On 14 August 2009, in the Government Gazette No 32484, a change in ad valorem duties affecting various products in our South
African chemical businesses, especially Sasol Polymers, was
announced. If the full tariff reduction is applied to the
turnover of the relevant businesses it has a negative effect of approximately R400 million on operating profit.
On 18 August 2009, Sasol Nitro announced the possible closure of its Phalaborwa operations due to adverse market conditions.
Declaration of cash dividend number 60
A final cash dividend of South African R6,00 per ordinary share
(2008: R9,35 per share) has been declared. The final cash
dividend is payable on all ordinary shares, excluding the Sasol preferred ordinary shares.
The salient dates for holders of ordinary shares are:
Last day for trading to qualify for and
participate in the dividend (cum
dividend) Friday, 9 October 2009
Trading ex dividend commences Monday, 12 October 2009
Record date Friday, 16 October 2009
Dividend payment date Monday, 19 October 2009

Holders of American Depositary Receipts:
Ex dividend on New York Stock Exchange
(NYSE)
Wednesday, 14 October 2009
Record date Friday, 16 October 2009
Approximate date for currency conversion Tuesday, 20 October 2009
Approximate dividend payment date Friday, 30 October 2009
On Monday, 19 October 2009, dividends due to certificated
shareholders on the South African registry will either be
electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who have dematerialised their share certificates will have their accounts credited on Monday,
19 October 2009.
Share certificates may not be dematerialised or re-materialised between Monday, 12 October 2009 and Friday, 16 October 2009, both days inclusive.

On behalf of the board
Hixonia Nyasulu
Chairman
Pat Davies
Chief Executive
Christine Ramon
Chief Financial Officer
Sasol Limited
11 September 2009

Forward-looking statements: In this document we make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking
statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”,
“plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking
statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and
specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations,
estimates and intentions expressed in such forward-looking
statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on
Form 20-F filed on 7 October 2008 and in other filings with the
United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other
uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million.
Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank,
Johannesburg 2196, PO Box 5486, Johannesburg 2000, South Africa
Share registrars: Computershare Investor Services (Pty) Limited,
70 Marshall Street, Johannesburg 2001 PO Box 61051, Marshalltown
2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2
Sponsor: Deutsche Securities (SA) (Pty) Limited
Directors (non-executive): TH Nyasulu (Chairman), C Beggs*, BP
Connellan*, HG Dijkgraaf (Dutch)*, MSV Gantsho*, A Jain (Indian),
IN Mkhize*, MJN Njeke*, JE Schrempp (German)*, TA Wixley*
(executive): LPA Davies (Chief executive), KC Ramon (Chief
financial officer), VN Fakude, AM Mokaba *Independent
Company secretary: NL Joubert
American depositary receipts (ADR) program: Cusip number
803866300
ADR to ordinary share 1:1
Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay
Street, New York, NY 10286, USA
Sasol Limited is the world’s leader in the conversion of coal and gas to transportation fuels and chemicals.

Segment report for the year ended 30 June
Turnover
Operating profit
Rm
Business unit analysis
Rm
2008 2009  South African 2009 2008
104 790 103 358  energy cluster 28 684 28 048
7 479 8 297  • Mining 1 593 1 393
4 697 5 666  • Gas 2 424 1 785
39 616 37 701  • Synfuels 25 188 19 416
52 998 51 694  • Oil (351) 5 507
– –  • Other (170) (53)
3 764 5 166
International energy
cluster 880 383
1 793 3 027  • Synfuels International (235) (621)
1 971 2 139  • Petroleum International 1 115 1 004
73 696 81 913  Chemical cluster (2 244) 6 605
11 304 15 525  • Polymers 946 1 511
17 182 18 115  • Solvents 495 2 382
28 780 29 534  • Olefins & Surfactants (160) 1 512
16 430 18 739
• Other chemical
businesses (3 525) 1 200
4 273 5 209  • Other businesses* (2 654) (1 220)
186 523 195 646 24 666 33 816
(56 580)           (57 810)  Intercompany turnover
129 943 137 836
*Includes share-based payment expenses related to the Sasol
Inzalo share transaction.
The preliminary financial statements are presented on a
summarised consolidated basis.

STATEMENT OF FINANCIAL POSITION
2009
2008
at 30 June Rm Rm
Assets
Property, plant and equipment 70 370 66 273
Assets under construction 14 496 11 693
Goodwill 805 874
Other intangible assets 1 068 964
Investments in associates 2 170 830
Post-retirement benefit assets 716 571
Deferred tax assets 1 184 1 453
Other long-term assets 2 045 2 631
Non-current assets 92 854 85 289
Assets held for sale 86 3 833
Inventories 14 589 20 088
Trade and other receivables 17 117 25 323
Short-term financial assets 520 330
Cash restricted for use 1 247 814
Cash 19 425 4 435
Current assets 52 984 54 823
Total assets 145 838 140 112
Equity and liabilities
Shareholders’ equity 83 835 76 474
Non-controlling interest 2 382 2 521
Total equity 86 217 78 995
Long-term debt 13 615 15 682
Long-term financial liabilities 143 37
Long-term provisions 5 729 4 491
Post-retirement benefit obligations 4 454 4 578
Long-term deferred income 297 376
Deferred tax liabilities 9 168 8 446
Non-current liabilities 33 406 33 610
Liabilities in disposal groups held for
sale 65 142
Short-term debt 4 762 3 496
Short-term financial liabilities 354 67
Other current liabilities 20 954 22 888
Bank overdraft 80 914
Current liabilities 26 215 27 507
Total equity and liabilities 145 838 140 112

STATEMENT OF CASH FLOWS
2009
2008
for the year ended 30 June Rm Rm
Cash receipts from customers 144 963 123 452
Cash paid to suppliers and employees (96 776)                (88 712)
Cash generated by operating activities 48 187 34 740
Finance income received 2 264 957
Finance expenses paid (2 168) (2 405)
Tax paid (10 252) (9 572)
Dividends paid (7 193) (5 766)
Cash retained from operating activities 30 838 17 954
Additions to non-current assets
(15 672)                 (10 855)
Acquisition of businesses (30) (431)
Cash obtained on acquisition of businesses 19 19
Disposal of businesses 3 486 693
Cash disposed of on disposal of businesses – (31)
Other net cash flows from investing
activities (321) (239)
Cash utilised in investing activities (12 518)                 (10 844)
Share capital issued 1 154 387
Share repurchase programme (1 114) (7 300)
Contributions from non-controlling
shareholders 406 185
Dividends paid to non-controlling
shareholders (583) (555)
Increase/(decrease) in long-term debt 755 (782)
Decrease in short-term debt (1 811) (350)
Cash effect of financing activities (1 193) (8 415)
Translation effects on cash and cash
equivalents of foreign operations (870) 324
Movement in cash and cash equivalents 16 257 (981)
Cash and cash equivalents at beginning of
year 4 335 6 088
Net reclassification to held for sale – (772)
Cash and cash equivalents at end of year 20 592 4 335

INCOME STATEMENT
2009
2008
for the year ended 30 June Rm Rm
Turnover 137 836 129 943
Cost of sales and services rendered (88 508)             (74 634)
Gross profit 49 328 55 309
Other operating income 1 021 635
Marketing and distribution expenditure (7 583) (6 931)
Administrative expenditure (9 050) (6 697)
Other operating expenditure (9 050) (8 500)
Competition related fines (3 947) –
Effect of crude oil hedges 4 603 (2 201)
Share-based payment expenses (3 325) (1 782)
Effect of remeasurement items (1 469) (698)
Translation (losses)/gains (166) 300
Other expenditure (4 746) (4 119)
Operating profit 24 666 33 816
Finance income 1 790 735
Share of profits of associates (net of tax) 270 254
Finance expenses (2 531) (1 148)
Profit before tax 24 195 33 657
Taxation (10 480)             (10 129)
Profit for the year 13 715 23 528
Attributable to
Owners of Sasol Limited 13 648 22 417
Non-controlling interest in subsidiaries 67 1 111
13 715 23 528
Earnings per share Rand Rand
Basic earnings per share 22,90 37,30
Diluted earnings per share1 22,80 36,78
1 Diluted earnings per share are calculated taking the Sasol
Share Incentive Scheme and Sasol Inzalo share transaction into account.

STATEMENT OF COMPREHENSIVE INCOME
2009 2008
for the year ended 30 June Rm Rm
Profit for the year 13 715         23 528
Other comprehensive income
Effect of translation of foreign operations (2 485) 3 452
Effect of cash flow hedges (497) 261
Investments available-for-sale – (1)
Tax on other comprehensive income 101 (60)
Other comprehensive income for the year, net of
tax (2 881) 3 652
Total comprehensive income for the year 10 834          27 180
Attributable to
Owners of Sasol Limited 10 796          26 062
Non-controlling interests in subsidiaries 38 1 118
10 834          27 180
STATEMENT OF CHANGES IN EQUITY
2009
2008
for the year ended 30 June Rm Rm
Opening balance 78 995 63 269
Shares issued during year 1 154 387
Repurchase of shares (1 114) (7 300)
Share-based payment expenses 3 293 1 574
Disposal of businesses 425 –
Acquisition of businesses – (100)
Change in shareholding of subsidiaries 406 306
Total comprehensive income for the year 10 834 27 180
Dividends paid (7 193) (5 766)
Dividends paid to non-controlling
shareholders in subsidiaries (583) (555)
Closing balance 86 217 78 995
Comprising
Share capital 27 025 20 176
Share repurchase programme (2 641)         (10 969)
Sasol Inzalo share transaction (22 054)         (16 161)
Retained earnings 74 882 77 660
Share-based payment reserve 5 833 2 540
Foreign currency translation reserve 939 3 006
Investment fair value reserve 2 1
Cash flow hedge accounting reserve (151) 221
Shareholders’ equity 83 835 76 474
Non-controlling interest in subsidiaries 2 382 2 521
Total equity 86 217 78 995

SALIENT FEATURES
for the year ended 30 June 2009 2008
Selected ratios
Return on equity % 17,0 32,5
Return on total assets % 18,7 26,9
Operating margin % 17,9 26,0
Finance expense cover times 12,3 14,5
Dividend cover times 2,8 2,8
Share statistics
Total shares in issue million 665,9 676,7
Treasury shares (share
repurchase programme) million 8,8 37,1
Weighted average number of
shares million 596,1 601,0
Diluted weighted average number
of shares million 614,0 609,5
Share price (closing) Rand 269,98 461,00
Market capitalisation Rm 179 780 311 959
Net asset value per share Rand 141,14 128,44
Dividend per share Rand 8,50 13,00
– interim Rand 2,50 3,65
– final Rand 6,00 9,35
Other financial information
Total debt (including bank
overdraft)
– interest bearing Rm 17 814 19 455
– non-interest bearing Rm 643 637
Finance expense capitalised Rm 34 1 586
Capital commitments Rm 25 309 25 048
– authorised and contracted Rm 22 492 24 457
– authorised, not yet contracted Rm 17 038 17 722
– less expenditure to date Rm (14 221) (17 131)
Guarantees and contingent
liabilities
– total amount Rm 29 545 37 381
– liability included in the
statement of financial position Rm 12 795 10 730
Significant items in operating
profit
– employee costs Rm 17 532 14 443
– depreciation and amortisation
of non-current assets Rm 6 245 5 212
– operating lease charges Rm 1 111 887
– share-based payment expenses Rm 3 325 1 782

Directors’ remuneration Rm 50 65
Share options granted to
directors – cumulative ’000 946 1 011
Share appreciation rights
granted to directors –
cumulative ’000 215 72
Sasol Inzalo share rights
granted to directors –
cumulative ’000 75 75
Effective tax rate1% 43,3 30,1
Number of employees number 33 544 33 928
Average crude oil price – dated
Brent US$/barrel 68,14 95,51
Average rand/US$ exchange rate 1US$ = Rand 9,04 7,30
Closing rand/US$ exchange rate 1US$ = Rand 7,73 7,83
1 Increase in effective tax rate
as a result of competition
related fines and share-based
payment expenses which are not
deductible for tax.
Reconciliation of headline
earnings
Rm Rm
Profit for the year attributable
to owners of Sasol Limited 13 648 22 417
Effect of remeasurement items 1 469 698
Impairment of assets 458 821
Reversal of impairment – (381)
Loss/(profit) on disposal of
assets 761 (440)
Loss on repurchase of
participation rights in GTL
venture – 34
Loss on realisation of foreign
currency translation reserve – 557
Scrapping of non-current assets 234 107
Write off of unsuccessful
exploration wells
16 –
Tax effects and non-controlling
interests 35 (225)
Headline earnings 15 152 22 890

Remeasurement items per above
Mining 3 7
Gas 4 104
Synfuels 137 25
Oil (3) (20)
Synfuels International 777 396
Petroleum International 18 (27)
Polymers (1) (12)
Solvents 158 104
Olefins & Surfactants 106 (27)
Other chemical businesses 246 229
Nitro 219 (199)
Wax 27 426
Other
– 2
Other businesses 24 (81)
Remeasurement items 1 469 698
Headline earnings per share Rand 25,42 38,09
Diluted headline earnings per
share
Rand 25,25 37,56
The reader is referred to the definitions contained in the 2008
Sasol Limited annual financial statements.
Basis of preparation and accounting policies
The preliminary summarised consolidated financial results for the year ended 30 June 2009 have been prepared in compliance with the
Listings Requirements of the JSE Limited, International Financial
Reporting Standards (IFRS) as issued by the International
Accounting Standards Board (in particular International
Accounting Standard 34 Interim Financial Reporting) and the South
African Companies Act, 1973, as amended.
The accounting policies applied in the presentation of the
preliminary summarised consolidated financial results are
consistent with those applied for the year ended 30 June 2008, except as follows:

Sasol Limited has early adopted the following standards, except if otherwise stated, which did not have a significant impact on the financial results:
– IAS 27 (Amendment), Consolidated and Separate Financial
Statements.
– IFRS 1 and IAS 27 (Amendment), Cost of an Investment in a
Subsidiary, Jointly Controlled Entity or Associate.
– IFRS 3 (Revised), Business Combinations.
– IAS 39 (Amendment), Eligible Hedged Items.
– IAS 39 and IFRS 7 (Amendments), Reclassifications of Financial
Assets – Effective Date and Transition (effective 1 July 2008).
– IFRS 5 (Amendment), Non-current Assets Held for Sale and
Discontinued Operations.
– IFRS 7 (Amendment), Financial Instruments: Disclosures –
Improving disclosures about Financial Instruments.
– IFRIC 16, Hedges of a Net Investment in a Foreign Operation.
– IFRIC 18, Transfers of Assets From Customers.
–Various improvements to IFRSs.
These preliminary summarised consolidated financial results have been prepared in accordance with the historic cost convention except that certain items, including derivatives and available-
for-sale financial assets, are stated at fair value.
The preliminary summarised consolidated financial results are presented in rand, which is Sasol Limited’s functional and
presentation currency.
Related party transactions
The group, in the ordinary course of business, entered into
various sale and purchase transactions on an arm’s length basis at market rates with related parties.
Significant changes in contingent liabilities since 30 June 2008
On 1 October 2008, the European Union found that members of the
European wax industry, including Sasol Wax GmbH, had formed a cartel and violated antitrust laws. A fine of R3 678 million
(€318,2 million) was imposed by the European Commis sion on Sasol
Wax, who has appealed the quantum of the fine. The fine was paid in January 2009.

Flowing from the group-wide competition law compliance review, an administrative penalty of R251 million was imposed on Sasol Nitro in terms of the settlement agreement concluded between Sasol
Nitro and the Competition Commission of South Africa in respect of certain aspects of the Nutri-Flo matter and the sale of the phosphoric acid production asset matters. The penalty has been provided for at 30 June 2009.
Independent audit by the auditors
The preliminary summarised consolidated statement of financial position at 30 June 2009 and the related preliminary summarised consolidated income statement, statements of comprehensive
income, changes in equity and cash flows for the year then ended was audited by KPMG Inc. The individual auditor assigned to
perform the audit is Mr AW van der Lith. Their unqualified audit report is available for inspection at the registered office of the company.
e-mail: investor.relations@sasol.com
Comprehensive additional information is available on our website:
www.sasol.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 September 2009
By:      /s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary